FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 20, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release	Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Rita Walfisch	IR manager	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

The dividend paid for year 2007 continues to qualify as dividend

Budapest — October 20, 2009 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, in view of the articles appeared in the press in recent days, informs its shareholders — in accordance with, and partly supplementing, its previous disclosures — about the relevant facts and its position as follows:

In the law suit filed by two minority shareholders on May 23, 2008, the first instance Court rendered, on May 13, 2009, the resolutions (except for one procedural resolution) passed by the AGM on April 25, 2008 ineffective. The resolutions rendered ineffective included the resolution on dividend payment. We had previously paid dividends to our shareholders as approved by the AGM on April 25, 2008.

The law firm representing Magyar Telekom submitted an appeal against the first instance ruling, but the appeal was filed after the deadline. The law firm filed a request for acceptance of the late appeal, which request has not yet been decided upon by the second instance Court, which is authorized to do so. In the event the request will be refused by the second instance Court, the appeal will not be taken into consideration and the first instance ruling dated May 13, 2009 will be final and enforceable. In such case, we will address the ruling by passing confirmatory shareholders’ resolutions with respect to the resolutions in question.

As the above mentioned first instance ruling (if becomes final and enforceable) will render the shareholders’ resolutions in question (including the resolution on dividend) ineffective from the date as of which the enforceability of the ruling starts, i.e. from July 7, 2009, the dividend for year 2007 paid by July 6, 2009 will continue to qualify as dividend even in the event the first instance ruling becomes final and enforceable, i.e. the ruling does not result in any obligation of, nor requires any action by, the shareholders. (According to our records, the amount of dividend for year 2007 that was not paid until July 6, 2009 is HUF 17,385,412 out of the total dividend of HUF 77,051,913,476).

We cannot fully exclude that the Company will be required to take other time-consuming and/or expensive corrective actions. Also, we cannot exclude that the matter would have other unforeseen detrimental effects on the Company.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: October 20, 2009